FINANCIAL STATEMENTS, SUPPLEMENTAL
INFORMATION, AND OTHER INFORMATION

Harbor Funds Distributors, Inc.
Year Ended December 31, 2020
With Report of Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53339

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 AND ENDING 12/31/20
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harbor Funds Distributors, Inc.

OFFICIAL USE ONLY
_____
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 S. Wacker Drive, 34th Floor
(No. and Street)

Chicago   IL   60606
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lauren Samuel, Corporate Controller, Harbor Capital Advisors, Inc.   (312) 443-4418
                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

200 East Randolph Street, Suite 5500   Chicago   IL   60601
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[✔] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Anmarie S. Kolinski _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Harbor Funds Distributors, Inc. _____ , as

of December 31 _____ , 20 20 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

Under relief provided by the Securities Exchange Commission ,
the Company is making this filing without notarization due to
difficulties arising from the COVID-19 pandemic.

DocuSigned by:

Anmarie S Kolinski
6DDD8E6496D145E... Signature

Executive Vice President, Treasurer and CFO
Title

_____
                    Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Harbor Funds Distributors, Inc.

Financial Statements, Supplemental Information,
and Other Information

Year Ended December 31, 2020

Contents



KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
Harbor Funds Distributors, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Harbor Funds Distributors, Inc. (the Company) as of December 31, 2020, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I, II, and III, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a- 5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.



We have served as the Company's auditor since 2014.

Chicago, Illinois
February 17, 2021

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Harbor Funds Distributors, Inc.

Statement of Financial Condition

December 31, 2020

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Assets

Cash and cash equivalents	$	4,819,932
12b-1 fees receivable		570,102
Federal tax receivable		13,000
State income tax receivable		40,285
Prepaid expenses		193,722
Deferred tax asset		12,000
Total assets	$	5,649,041

Liabilities and stockholder's equity

Liabilities:

Accrued 12b-1 fees	$	555,725
Due to affiliates		55,892
Total liabilities		611,617

Stockholder's equity:

Common stock, 1,000 shares authorized, issued, and outstanding		10
Additional paid-in capital		3,657,591
Retained earnings		1,379,823
Total stockholder's equity		5,037,424
Total liabilities and stockholder's equity	$	5,649,041

See accompanying notes to financial statements.


Harbor Funds Distributors, Inc.

Statement of Operations

Year Ended December 31, 2020


Revenues		
12b-1 fees	$	5,812,335
Dividend income		22,040
Total revenues		5,834,375
Expenses		
12b-1 fees		5,665,749
Filing fees		230,886
Other		193,577
Total expenses		6,090,212
Loss before income tax benefit		(255,837)
Current Provision:		
Federal		(52,000)
State and local		(9,000)
Total current income tax benefit		(61,000)
Deferred income tax expense		1,000
Total net income tax benefit		(60,000)
Net loss	$	(195,837)

See accompanying notes to financial statements.

Harbor Funds Distributors, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2020

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance at December 31, 2019	$ 10	$ 3,657,591	$ 1,575,660	$ 5,233,261
Net loss	–	–	(195,837)	(195,837)
Balance at December 31, 2020	$ 10	$ 3,657,591	$ 1,379,823	$ 5,037,424

See accompanying notes to financial statements.

Harbor Funds Distributors, Inc.

Statement of Cash Flows

Year Ended December 31, 2020

Operating activities		
Net loss	$	(195,837)
Adjustments to reconcile net loss to net cash		
used in operating activities:		
Deferred income taxes		1,000
Changes in operating assets and liabilities:		
12b-1 fees receivable		(57,927)
Federal tax receivable		(5,000)
State income tax receivable		(9,121)
Prepaid expenses		20,849
Due to affiliates		6,536
Accrued 12b-1 fees		55,905
Net cash used in operating activities		(183,595)
Net decrease in cash and cash equivalents		(183,595)
Cash and cash equivalents at beginning of year		5,003,527
Cash and cash equivalents at end of year	$	4,819,932
Supplemental disclosure of cash flow information		
Cash paid during the year for state income taxes	$	610

See accompanying notes to financial statements.

Harbor Funds Distributors, Inc.

Notes to Financial Statements

December 31, 2020

1. Description of Business

Harbor Funds Distributors, Inc. (the Company) is a wholly owned subsidiary of Harbor Capital Advisors, Inc. (Harbor Capital). The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company serves as the principal distributor of Harbor Funds, a series of publicly offered U.S. mutual funds, where Harbor Capital serves as the investment adviser.

2. Significant Accounting Policies

Cash and Cash Equivalents

The Company's cash consists of deposits with banks and considers all short-term investments with a maturity of three months or less at the date of purchase and investments in money market mutual funds to be cash equivalents. Money market mutual funds are carried at market value based on the reported net asset value per share of the respective fund. U.S. generally accepted accounting principles (U.S GAAP) require the Company to disclose the level of its investments (i.e. Level 1, 2, or 3) based on the observability of inputs into the valuation. Accordingly, the investment in the Harbor Money Market Fund is a Level 1 investment. At December 31, 2020, cash and cash equivalents included $4,794,692 invested in the Harbor Money Market Fund.

Due To Affiliates

The Company's due to affiliates balance is primarily related to amounts owed to Harbor Capital for certain direct expenses paid on the Company's behalf.

Revenue Recognition and Related Expenses

12b-1 fee revenue is earned from the Administrative and Investor share classes of the Harbor Funds to cover allowable distribution, marketing, recordkeeping and shareholder servicing expenses. The Company has one performance obligation, as distribution, marketing, recordkeeping and shareholder serving expenses are not separately identifiable in the Company's distribution agreement and, therefore, not distinct. The performance obligation is satisfied when a shareholder makes an investment into the Administrative or Investor share classes of the Funds. The 12b-1 fees are variable as they are calculated using average daily net assets of the Funds in periods after the initial investment. Due to this constraint, the Company recognizes 12b-1 fees when the net asset values of the Funds are known and are recognized over time. Consequently, 12b-1 fees recognized in the current period primarily relate to performance obligations that were satisfied in prior periods.

2. Significant Accounting Policies (continued)

The fee is 25 basis points on average daily net assets in the Administrative and Investor share classes of Harbor Funds, where applicable.

Substantially all of the 12b-1 fees earned from Harbor Funds are paid to third-party broker-dealers who provide distribution, shareholder servicing, and/or sub-accounting and record-keeping services to Harbor Funds' shareholders. Payments to third-party broker-dealers are subject to contractual rates agreed to by the Company and the third-party broker-dealers. Such expenses are recognized when incurred. The Company presents its 12b-1 fees on a gross basis in the statement of operations as it is deemed to be the principal in such transactions.

Dividend income on money market mutual fund investments is recorded when earned.

Income Taxes

The consolidated results of Harbor Capital, including those of the Company, are included in the consolidated federal income tax return of OCE U.S. Holding, Inc. (OCE USHI), formerly known as RUSHI, the parent of Harbor Capital, along with certain other direct subsidiaries of OCE USHI. Harbor Capital and OCE USHI have entered into a tax-sharing agreement whereby Harbor Capital recognizes tax expense based on the contribution of Harbor Capital to the consolidated taxable income or loss of OCE USHI. Amounts accrued are remitted to OCE USHI periodically. For financial reporting purposes, the Company calculates its income tax provision or benefit on a stand-alone basis consistent with the terms of the tax-sharing agreement.

State income tax returns are filed by the Company on a stand-alone basis or on a unitary basis with Harbor Capital depending upon the rules in each state a return is filed.

Deferred income taxes are determined based on temporary differences between the financial reporting and tax basis of assets and liabilities and are measured using the tax rates and laws that are expected to be in effect when the differences are expected to reverse.

Harbor Funds Distributors, Inc.

Notes to Financial Statements

December 31, 2020

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management of the Company to make estimates and assumptions that affect certain amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates, at which time the Company would revise its estimates accordingly.

3. Related Parties

During the year, the Company earned 12b-1 fees of $5,812,335 from Harbor Funds, of which $570,102 is receivable at December 31, 2020. In addition, the Company earned $22,040 of dividend income from the Harbor Money Market Fund.

The Company has been party to an expense-sharing agreement with Harbor Capital since 2004. The agreement calls for the Company to pay direct expenditures (regulatory filing fees, professional fees, insurance, memberships, etc.) related to the Company. Operating expenses of the Company (postage, telephone, photocopy, salaries of Harbor Capital employees who perform work for the Company, etc.) are paid by Harbor Capital. Harbor Capital is liable for all such expense amounts paid for by Harbor Capital, and such expenses will not be apportioned back to the Company at any time. Such expenses are not reflected in the accompanying financial statements.

The Company made no tax payments to OCE USHI during 2020 and has recorded a current federal income tax receivable from OCE USHI of $13,000 as of December 31, 2020, under the terms of its tax-sharing agreement.

4. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule, SEC Rule 15c3-1 ("the Rule"), which requires the maintenance of minimum net capital of $25,000 or 6 2/3% of aggregated indebtedness, and requires that the ratio of aggregated indebtedness to net capital, both as defined in the Rule, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company's minimum required net capital was $40,774, resulting in the Company having excess net capital of $4,071,647 under the Rule. At December 31, 2020, the Company's ratio of aggregate indebtedness to net capital was 0.15 to 1.

5. Income Taxes

The deferred tax asset of $12,000 relates to accrued professional fees.

The effective income tax rate of 23.9% consists of 21% statutory US federal income tax rate and 2.9% state income tax rate (net of federal benefit) in 2020. The Company evaluated tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more-likely-than-not to be sustained by the applicable tax authority. No tax expense related to uncertain tax positions was recorded in 2020 and no adjustments were made to prior periods. Further, the Company does not believe it reasonably possible that any material uncertain tax positions will be recorded within the next 12 months.

The Company recognizes interest and penalties, if any, related to uncertain tax positions within the statements of operations. Prior tax years remain subject to examination by various state, local and federal tax authorities in the U.S.

Harbor Funds Distributors, Inc.

Notes to Financial Statements

December 31, 2020

6. COVID-19 Disclosure

In January 2020, the World Health Organization announced a global health emergency as the COVID-19 virus began to spread worldwide. U.S. and foreign governments instituted widespread social distancing and non-essential business curtailment for an undetermined period of time. This health emergency has not caused any interruptions to the Company's operations in 2020, but the future impact on our operational and financial performance will depend on the duration and spread of the COVID-19 outbreak, its impact on our employees, registered representatives, clients and the markets in which we operate our businesses, all of which are uncertain at this time and cannot be predicted.
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7. Subsequent Events

The Company determined that no subsequent events or transactions have occurred through February 17, 2021, the date the financial statements were issued, that would have materially affected the financial statements or disclosures as of December 31, 2020.

Supplemental Information

Harbor Funds Distributors, Inc.

Computation of Net Capital Under Rule 15c3-1

December 31, 2020

NET CAPITAL:

Total stockholder's equity		$ 5,037,424

Less non-allowable assets:

12b-1 fees receivable	$ 570,102	
Federal tax receivable	13,000	
State income tax receivable	40,285	
Prepaid expenses	193,722	
Deferred tax asset	12,000	
Total non-allowable assets		829,109
Net capital before haircuts on securities		4,208,315
Less haircuts on securities (2% of money market funds)		95,894
NET CAPITAL		4,112,421

MINIMUM NET CAPITAL REQUIRED

(Greater of 6-2/3% of Aggregate Indebtedness or $25,000)		40,774
EXCESS NET CAPITAL		$ 4,071,647

AGGREGATE INDEBTEDNESS:

Total liabilities from statement of financial condition		$ 611,617
Total aggregate indebtedness		$ 611,617
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		14.87%

There are no material differences between the amounts presented above and the amounts in the Company's corresponding unaudited Part IIA of Form X-17a-5 as of December 31, 2020, filed on January 21, 2021.

See accompanying report of independent registered public accounting firm.

Harbor Funds Distributors, Inc.

Computation for Determination of Customer Reserve
Requirements and PAB Account Reserve Requirements
under Rule 15c3-3

The activities of the Company are limited to those prescribed in subparagraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Act of 1934, which provides exemption from such Rule.

See accompanying report of independent registered public accounting firm.

Harbor Funds Distributors, Inc.

Information Relating to Possession or Control
Requirements under Rule 15c3-3

The activities of the Company are limited to those prescribed in subparagraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Act of 1934, which provides exemption from such Rule.

See accompanying report of independent registered public accounting firm.